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                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of November 1999



                          PEAK INTERNATIONAL LIMITED
                          ---------------------------
                           (Exact Name of Registrant)

                    Units 3, 4, 5 and 7, 37th Floor, Cable
                      TV Tower, 9 Hoi Shing Road,  Tsuen
                              Wan N.T., Hong Kong
                           ---------------------------
                   (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

               Form 20-F  X         Form 40-F
                         ___                  ----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                  No   X
                   ----                -----
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          On October 29, 1999, Peak International Limited, a Bermuda
corporation, ("We" or the "Company"), filed a Form 6-K covering the second quarter of its fiscal year 2000, the quarter ended September 30, 1999. The Form 6-K reported, among other things, an unaudited consolidated statements of income for the three months ended September 30, 1999, and the six months ended September 30, 1999, as well as an unaudited consolidated balance sheet for the quarter ended September 30, 1999, which also included March 31, 1999 balance sheet figures for comparison purposes. It has come to our attention that the figures stated for the item entitled "General & Administrative, and Research and Development" for the three months ended September 30, 1999, and the figures stated for the item entitled "Gross Profit" for the six months ended September 30, 1999, were erroneously reported in the Form 6-K, and that the consolidated balance sheet did not indicate that the March 31, 1999 balance sheet reflects audited figures. Attached as Exhibit 99.1 to this filing is a revised consolidated statements of income for the three months ended September 30, 1999, and the six months ended September 30, 1999, which replaces the statements of income for the same periods filed as an exhibit to the Form 6-K filing on October 29, 1999. Attached as Exhibit 99.2 to this filing is a revised consolidated balance sheet for September 30, 1999, which replaces the balance sheet for the same date filed as an exhibit to the Form 6-K filing on October 29, 1999.

          The Company files the following exhibit as part of this Report:

          Exhibit 99.1 Copy of a revised consolidated statements of income for the three months ended September 30, 1999, and the six months ended September 30, 1999.

          Exhibit 99.2 Copy of a revised consolidated balance sheet for September 30, 1999.

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          Pursuant to the requirements of the Securities and Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    PEAK INTERNATIONAL LIMITED

Date:  November 2, 1999             By:  /s/ Calvin L. Reed
                                       ------------------------------
                                       Calvin L. Reed
                                       President and Chief Executive Officer

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